April 3, 2025

Nitin J. Mhatre
President and CEO
Berkshire Hills Bancorp, Inc.
60 State Street
Boston, MA 02109

        Re: Berkshire Hills Bancorp, Inc.
            Registration Statement on Form S-4
            Filed March 24, 2025
            File No. 333-286052
Dear Nitin J. Mhatre:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Marc Levy, Esq.